UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 18, 2010		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Condensed Consolidated Balance Sheets as of September 25, 2010 and March 27, 2010

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 25, 2010 and September 26, 2009

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 25, 2010 and September 26, 2009

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 25, 2010	March 27, 2010
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$2,928	$3,403
Accounts receivable	7,671	9,497
Inventories	140,803	143,817
Assets held for sale	924	924
Prepaids and other current assets	2,692	2,297

Total current assets	155,018	159,938

Property and equipment	26,265	28,014
Intangible assets	1,029	1,072
Other assets	2,003	2,710

Total non-current assets	29,297	31,796

Total assets	$184,315	$191,734

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$74,233	$64,520
Accounts payable	39,646	43,530
Accrued liabilities	6,440	7,806
Current portion of long-term debt	6,372	4,852

Total current liabilities	126,691	120,708

Long-term debt	44,746	48,872
Other long-term liabilities	3,995	3,767

Total long-term liabilities	48,741	52,639

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,672,407	22,282	22,282
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,733	15,728
Accumulated deficit	(73,378)	(63,840)
Accumulated other comprehensive income	5,633	5,604

Total stockholders’ equity	8,883	18,387

Total liabilities and stockholders’ equity	$184,315	$191,734

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	26 weeks ended September 25, 2010	26 weeks ended September 26, 2009

Net sales	$111,212	$102,222
Cost of sales	63,761	58,744

Gross profit	47,451	43,478

Selling, general and administrative expenses	48,606	48,115
Depreciation and amortization	2,703	2,711

Total operating expenses	51,309	50,826

Operating loss	(3,858)	(7,348)
Interest and other financial costs	5,656	5,575

Loss before income taxes	(9,514)	(12,923)
Income tax expense (benefit)	24	(2)

Net loss	$(9,538)	$(12,921)

Weighted average common shares outstanding, basic and diluted	11,390	11,390

Net loss per common share, basic and diluted	$(0.84)	$(1.13)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 25, 2010	26 weeks ended September 26, 2009

Cash flows (used in) provided by operating activities:
Net loss	$(9,538)	$(12,921)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	2,936	3,080
Amortization of debt costs	789	788
Other operating activities, net	224	(433)
Decrease (increase) in:
Accounts receivable	1,912	3,017
Inventories	3,140	5,443
Other current assets	(431)	(799)
(Decrease) increase in:
Accounts payable	(3,942)	4,070
Accrued liabilities and other long-term liabilities	(1,322)	80

Net cash (used in) provided by operating activities	(6,232)	2,325

Cash flows used in investing activities:
Additions to property and equipment	(1,102)	(777)

Net cash used in investing activities	(1,102)	(777)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	9,677	(1,513)
Repayment of obligations under capital leases	(883)	(895)
Payment of loan origination fees and costs	(13)	(165)
Repayment of long-term debt	(1,917)	(1,962)
Increase in long-term debt	—	3,165

Net cash provided by (used in) financing activities	6,864	(1,370)
Effect of exchange rate on cash	(5)	139

Net (decrease) increase in cash and cash equivalents	(475)	317
Cash and cash equivalents, beginning of year	3,403	2,028

Cash and cash equivalents, end of period	$2,928	$2,345

Supplemental disclosure of cash flow information:
Interest paid	$4,782	$4,937
Non-cash transactions:
Property and equipment additions acquired through capital leases	$9	$—
Property and equipment additions included in accounts payable and accrued liabilities	$231	$131

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, Significant Accounting Policies and Future Operations

Basis of Presentation

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”) and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the twenty-six week period ended September 25, 2010 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 27, 2010, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 12, 2010.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 27, 2010 as fiscal 2010, and the current fiscal year ending March 26, 2011 as fiscal 2011. Fiscal 2010 and fiscal 2011 consist of two fifty-two week periods.

Significant Accounting Policies

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable and deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Future Operations

These financial statements have been prepared on a going-concern basis in accordance with GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The difficult economic and retail environments, especially in Florida (where the Company derives a significant portion of its revenues), have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior secured revolving credit facilities. Both its senior secured revolving credit facility lender and its senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While no discretionary reserves were imposed during the first six months of fiscal 2011 and during fiscal 2010, during fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While the Company’s senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively, and both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The Company intends to renew its senior secured revolving credit facility before its maturity in December 2011. If the Company is not able to renew the senior secured revolving credit facility at similar conditions, there could be a material impact to the Company’s consolidated financial statements. Considering current market conditions, the Company’s management expects to renew its revolving term loan, with terms and conditions that will not have a material negative impact on its consolidated financial statements.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, there could be significant uncertainty about the Company’s ability to continue as a going-concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.

2. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 25, 2010, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2007 through 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 25, 2010 and for the comparable period ended September 26, 2009. This is due to the Company recording a valuation allowance against the value of its net deferred tax assets including the tax benefits related to the current year’s operating losses as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 25, 2010, the Company had recorded a valuation allowance of $58.7 million against the full value of the Company’s net deferred tax assets.

3. Net Loss Per Common Share

For the twenty-six week period ended September 25, 2010, the Company’s net loss per common share on a basic and diluted basis was $0.84. Excluded from the computation of net loss per diluted share were 651,923 shares underlying outstanding stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 26, 2009, the Company’s net loss per common share on a basic and diluted basis was $1.13. Excluded from the computation of net loss per diluted share were 1,080,303 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 108,687 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of September 25, 2010	As of March 27, 2010
	(In thousands)
Raw materials	$3,468	$3,346
Work in progress	562	712
Retail inventories and manufactured finished goods	136,773	139,759

	$140,803	$143,817

5. Segmented Information

The Company has two reportable segments, Retail and Other. At September 25, 2010, Retail operated 33 stores across Canada under the Birks brand, and 29 stores in the Southeastern U.S. under the Mayors brand, two retail locations in Calgary and Vancouver under the Brinkhaus brand as well as three temporary retail locations in Florida and Tennessee under the Jan Bell brand. Other consists primarily of our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing, which produces unique products for the retail segment of our business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 25, 2010 and September 26, 2009 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/25/10	26 weeks ended 9/26/09	26 weeks ended 9/25/10	26 weeks ended 9/26/09	26 weeks ended 9/25/10	26 weeks ended 9/26/09
	(In thousands)
Sales to external customers	$105,553	$97,431	$5,659	$4,791	$111,212	$102,222
Inter-segment sales	—	—	$9,896	$7,903	$9,896	$7,903
Unadjusted gross profit	$46,666	$42,382	$3,352	$2,309	$50,018	$44,691

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 25, 2010 and September 26, 2009:

	26 weeks ended September 25, 2010	26 weeks ended September 26, 2009
	(In thousands)
Unadjusted gross profit	$50,018	$44,691
Inventory provisions	(1,174)	(1,374)
Other unallocated costs	(1,460)	(666)
Recognition of intercompany margin	67	827

Gross profit	$47,451	$43,478

Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 27, 2010 as fiscal 2010, and the current fiscal year ending March 26, 2011 as fiscal 2011. Fiscal 2010 and fiscal 2011 consist of two fifty-two week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the U.S. As of October 31, 2010, we operated 33 stores under the Birks brand in most major metropolitan markets of Canada, 29 stores under the Mayors brand in Florida and Georgia, two retail locations in Calgary and Vancouver under the Brinkhaus brand, as well as three temporary retail locations in Florida and Tennessee under the Jan Bell brand.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts. Also included in Other is manufacturing, which produces unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash stock compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing represented 2.6% and 2.9% of sales during the twenty-six week periods ended September 25, 2010 and September 26, 2009, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $1.7 million and $1.6 million for the twenty-six week periods ended September 25, 2010 and September 26, 2009, respectively.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	grow sales, gross margin and gross profits.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and maintain and eventually expand gross margin by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory, and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 27, 2010 filed with the SEC on July 12, 2010 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 25, 2010	For the 26 weeks ended September 26, 2009
Canada	6%	(10)%
United States	2%	(26)%

Total	5%	(19)%

The increase in comparable store sales for the twenty-six week period ended September 25, 2010 is primarily attributable to an increase in store traffic in both our Canadian and U.S. markets and an increase in our average sale transaction in the U.S.

The decrease in comparable store sales for the twenty-six week period ended September 26, 2009 primarily reflects the impact of the deterioration in the economies of both Canada and the U.S. during that year, which severely impacted consumer spending in the luxury goods and jewelry sector resulting in a decrease in store traffic in both our Canadian and U.S. markets and in a decrease in our average sale transaction in the U.S.

Twenty-Six Week Period Ended September 25, 2010 compared to the Twenty-Six Week Period Ended September 26, 2009

Net Sales

	For the 26 weeks ended September 25, 2010	For the 26 weeks ended September 26, 2009
	(In thousands)
Net Sales – Retail	$105,553	$97,431
Net Sales – Other	5,659	4,791

Total Net Sales	$111,212	$102,222

Net sales for the twenty-six weeks ended September 25, 2010 were $111.2 million, an increase of $9.0 million from the twenty-six weeks ended September 26, 2009. The increase in net sales was primarily driven by a comparable store sales growth of 5%, $5.8 million of higher sales related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar and $1.3 million of higher sales due to a new store opening net of $2.5 million of lower sales associated with the closure of six stores during fiscal 2010.

Gross Profit

	For the 26 weeks ended September 25, 2010	For the 26 weeks ended September 26, 2009
	(In thousands)
Gross Profit – Retail	$46,666	$42,382
Gross Profit – Other	785	1,096

Total Gross Profit	$47,451	$43,478

Gross profit was $47.5 million, or 42.7% of net sales, during the twenty-six week period ended September 25, 2010 compared to $43.5 million, or 42.5% of net sales, during the comparable period last year. The increase in gross profit was primarily related to the increase in sales as well as the 20 basis point increase in gross margin. Included in the increase in gross profit was $2.7 million of higher gross profit resulting from the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The 20 basis point increase was primarily attributable to a reduction in promotional pricing pressures in the U.S.

Operating and Depreciation Expenses

SG&A expenses were $48.6 million, or 43.7% of net sales for the twenty-six week period ended September 25, 2010 compared to $48.1 million, or 47.1% of net sales, for the twenty-six week period ended September 26, 2009. The $0.5 million increase in SG&A was primarily attributable to a $2.3 million increase in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively stronger Canadian dollar net of $0.5 million in reduced compensation expenses, $0.4 million of lower occupancy expenses primarily due to the closure of six stores partially offset by the opening of one store, $0.2 million of lower marketing expenses primarily related to the timing of marketing and promotional activities compared to the prior year and $0.7 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs.

Depreciation and amortization expense for the twenty-six week period ended September 25, 2010 was lower than the prior fiscal year primarily due to lower levels of fixed assets related to the closure of six stores as well as continued efforts to limit capital expenditures. Depreciation and amortization expense was also impacted by $0.1 million of higher expenses resulting from translation of Canadian depreciation expenses into U.S. dollars with a relatively stronger Canadian dollar.

Income Taxes

We recorded no income tax benefit related to the Company’s deductible timing differences created during the twenty-six week period ended September 25, 2010 and during the comparable period ended September 26, 2009. This accounting treatment was due to the recording of a valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods.

FINANCIAL CONDITION

Liquidity and Capital Resources

As of September 25, 2010, we had a $131.6 million senior secured revolving working capital credit facility with approximately $74.2 million outstanding on this facility. Our senior secured revolving working capital credit facility bears interest at a floating rate of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for the remaining $7.6 million tranche of the facility. Our excess borrowing capacity was $12.4 million as of September 25, 2010. In addition to the working capital credit facility, we have a $13.0 million secured term loan that is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 16% annum or one-month LIBOR based rate plus 12%. These two credit facilities expire in December 2011 and are primarily used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. In October 2010, we amended the terms of these two facilities. The amendment under the secured term loan permits us to pre-pay $0.5 million of the $13.0 million outstanding. The senior secured revolving working capital credit facility amendment recalculates borrowing availability, causing an increase in borrowing availability of $1.5 million. If these amendments had been executed prior to or on September 25, 2010, the secured term loan would have been $12.5 million rather than $13.0 million, and the borrowing capacity under the senior secured revolving working capital credit facility would have been $13.9 million rather than $12.4 million. The terms of the senior secured credit facility provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. We have complied with the requirement to maintain positive excess availability at all times and as such no financial covenants are required to be met.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: (i) ensure that we maintain adequate liquidity for the operation of our business, (ii) cover any deterioration in the amount or value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While no such reserve was imposed during fiscal 2010, in fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and based upon these reviews our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

Our senior secured working capital credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends.

During the first six months of fiscal 2011, we made a Cdn $1.7 million payment on a non-interest bearing note associated with our acquisition of two Brinkhaus stores in November 2007. There remains one payment of Cdn $1.7 million scheduled to be paid in April 2011.

Net cash used in operating activities for the twenty-six week period ended September 25, 2010 was $6.2 million compared to $2.3 million of net cash provided by operating activities during the comparable period last year. The use of net cash in operating activities compared to net cash being provided by operating activities in the prior year is primarily attributable to the use of operating cash to reduce accounts payable and accrued liabilities compared to an increase in accounts payable during the same period last year partially offset by a smaller net loss incurred during the first six months of fiscal 2011 compared to the same period last year. The increase use of cash flow to reduce accounts payable and accrued liabilities is a result of our decision to take advantage of early payment discounts from certain vendors. The $3.1 million decrease in inventory during the current twenty-six week period is primarily associated with our continuing efforts to reduce the level of inventory and increase the productivity of inventory on hand in response to the continued weakness in sales associated with the current economic downturn.

Net cash used in investing activities was $1.1 million during the twenty-six week period ended September 25, 2010 compared to $0.8 million for the twenty-six week period ended September 26, 2009. The increase in cash used in investing activities in the current year primarily reflects outlays for one store relocation and one new store to be opened during the current fiscal year as well as several store upgrade projects.

Net cash provided by financing activities was $6.9 million during the current twenty-six week period compared to $1.4 million of net cash used in financing activities for the twenty-six week period ended September 26, 2009. This variation reflects the use of financing activities to fund cash flows outlays from operating activities in the current period compared to the use of cash flows generating from operating activities to pay down borrowings in the same period in the prior year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured revolving credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based for the most part on LIBOR plus a fixed additional interest rate. As of September 25, 2010, we have not hedged these interest rate risks. As of September 25, 2010, we had approximately $86.5 million of floating-rate debt and an additional $13.0 million of debt that becomes floating rate debt if interest rates rise above a certain level. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 25, 2010, we had not hedged these foreign exchange rate risks. As of September 25, 2010, we had approximately $15.6 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 25, 2010, our earnings would have increased or decreased, respectively, by approximately $1.6 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition, to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our secured revolving credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 25, 2010, our borrowing availability would have increased or decreased, respectively, by approximately $3.0 million.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if commodity prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the commodity which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements have historically not qualified to be treated as accounting hedges and, accordingly, would be marked to market at the end of every quarter. No hedging contracts existed as of September 25, 2010.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the SEC, especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.